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                               NUVEEN INVESTMENTS
                              333 West Wacker Drive
                                Chicago, IL 60606
                                 www.nuveen.com

December 20, 2001


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Formerly Nuveen Multistate Trust II - CIK No. 0001018970; Request for - Withdrawal of Registration Statement on Form N-14; File No. 333-09921

Ladies and Gentlemen:

     On behalf of Nuveen Investments (the "Company") we are requesting the withdrawal of this Registration Statement filed on August 9, 1996, on Form N-14EL24 (File No. 333-09921 and Accession No. 0000950137-96-001318). This
filing was made in error and therefore unnecessary.

     Accordingly, pursuant to Rule 477(a) under the 1933 Act, we request the withdrawal of the initial Registration Statement (File No. 333-09921 and Accession No. 0000950137-96-001318).

     Should you have any questions or comments, please do not hesitate to call me at (312) 917-7945 or Prufesh Modhera at (202) 467-7585.

Sincerely,

/s/ Gifford R. Zimmerman

Gifford R. Zimmerman
Vice President and Assistant
Secretary

cc:  Thomas S. Harman
     Monica L. Parry
     Prufesh Modhera